FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2016

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s Place,

London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

13 January 2016

SANTANDER UK PLC

BOARD CHANGES

Santander UK today announces that Annemarie Durbin has been appointed as an Independent Non-Executive Director and will join the Board with immediate effect. Annemarie Durbin will also become a member of the Santander UK Board Risk, Audit and Remuneration Committees with immediate effect.

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886

Notes to Editors:

Annemarie Durbin – CV

Annemarie Durbin has gained broad international banking experience over a career which has spanned 30 years. In this time she has been CEO and Executive Director of Standard Chartered’s publicly listed entity in Thailand as well as having held country manager positions, regional business roles, and managed global support functions.

For the last eight years, she has had a governance role as Company Secretary for Standard Chartered PLC, a FTSE top quartile international financial services company, which she retired from at the end of 2015.

She is currently Non-Executive Director of WH Smith PLC and a member of the WH Smith PLC Audit, Remuneration and Nomination Committees. From 2007 to March 2013, Annemarie was a Non-Executive Director of Fleming Family & Partners Limited, an asset management, corporate advisory and family office organisation.

Additional information about Santander UK and Banco Santander, S.A.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. It has brought real competition to the UK, through its 1|2|3 products for retail customers and relationship banking model for UK SMEs. As at 30 June 2015, Santander UK was the most switched to bank, attracting 1 in 4 new retail customers. The bank serves more than 14 million active customers with c. 20,000 employees and operates through 900 branches and 68 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

About Us

Banco Santander (SAN.MC, STD.N, BNC.LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is the largest bank in the euro zone by market capitalization and among the top 12 banks on a global basis. Founded in 1857, Santander had EUR 1.51 trillion in managed funds, 12,910 branches and 190,000 employees at the close of June 2015. In the first half of 2015, Santander made ordinary attributable profit of EUR 3,426 million, a 24% increase.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 13 January 2016	By / s / Shaun Coles
(Authorized Signatory)